

July 8, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Elevation Series Trust
        Issuer CIK: 0001936157
        Issuer File Number: 333-265972/811-23812
        Form Type: 8-A12B
        Filing Date: July 8, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and TrueShares Technology, AI & Deep
Learning ETF and TrueShares Eagle Global Next Gen Power Infrastructure ETF under the Exchange Act
of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications